

Mail Stop 3720

September 8, 2016

Michael T. Sicoli
Chief Financial Officer
GTT Communications, Inc.
7900 Tysons One Place
Suite 1450
McLean, VA 22102

   Re: GTT Communications, Inc.
     Form 10-K for Fiscal Year Ended December 31, 2015
     Filed March 9, 2016
     File No. 1-35965

Dear Mr. Sicoli:

  We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

       Sincerely,

       /s/ Terry French for

       Larry Spirgel
       Assistant Director
       AD Office 11 − Telecommunications